October 12, 2007

VIA EDGAR

Ms. Donna Levy
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	China-Biotics, Inc. Amendment No. 5 to Registration Statement on Form SB-2 Filed July 13, 2007 File No. 333-132670

Ladies and Gentlemen:

On behalf of China-Biotics, Inc. (the “Company”), set forth below are the responses of China-Biotics to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filings set forth in the Staff’s letter dated August 9, 2007. In connection therewith, the Company is hereby filing Amendment No. 6 to Form SB-2 (File No. 333-132670) (the “Amendment”). For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of the Company.

1.	Comment:	Please monitor your need to provide interim financial statements in accordance with Item 310(g) of Regulation S-B. If you update the registration statement to include interim financial statements, please correspondingly update all of the related disclosure in the Form SB-2.

	Response:	The Company has updated the disclosure in the Amendment to include quarterly financial statements for the period ended June 30, 2007, the most recently prepared interim financial statements of the Company.

2.	Comment:	Remove the last clause of this risk factor relating to management’s belief that the payment of penalties is unlikely, as it mitigates the risk stated. Also provide us with supplemental support to explain the basis for management’s belief, which you also state at pages 19 and 22.

Response:
In response to this comment, the Company has removed the last clause of the risk factor relating to management’s belief that the payment of penalties is unlikely.

Management believes that the Company has timely paid all taxes that were due and has informed the tax authorities of the situation, and therefore believes that the assessment of tax penalties for years prior to 2005 is unlikely. The Company has updated the disclosure in the amendment to more clearly reflect its beliefs regarding the probability of imposition of tax penalties and its treatment of such potential penalties in its financial statements.

3.	Comment:	Please expand your discussion to address your financial condition and results of operations and prospects for the future. Also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends that are reasonably expected to have a material impact on sales, revenue or income. For example, we note that the sales of Shining Essence decreased in the last fiscal year, while the sales of other products increased, your plans to expand the geographic areas in which you sell your products, expand the retail sales of your products and open 300 stores, and add a significant number of new employees (over 1,000).

	Response:	In response to this comment, the Company has updated the disclosure in the Amendment to expand the discussion of the Company’s financial condition and results of operations and prospects for the future.

4.	Comment:	We note that your OHSAS 18001 and HACCP certifications have expired. Please revise your disclosure accordingly, and discuss the impact of the expiration in each case.

Response:
The Company has renewed its OHSAS 18001 and HACCP certifications and the expiration dates of the certifications are June 2009 and July 2009 respectively. In response to this comment, the Company has updated the disclosure in the Amendment.

5.	Comment:	We note your statement that Pacific Bridge Medical estimates that the functional foods market will grow to over $9.7 billion by 2010. Please state how investors may obtain a copy oft his report and whether it is available for free or for a nominal sum. Also file as an exhibit Pacific Bridge Medical’s consent to be named as an expert in the prospectus.

	Response:	In response to this comment, the Company has removed the statement regarding the Pacific Bridge Medical report from the Amendment.

6.	Comment:	Provide the information required by Item 407(a) of Regulation S-B.

	Response:	In response to this comment, the Company has updated the disclosure in the Amendment to provide the information required by Item 407(a) of Regulation S-B.

7.	Comment:	Please explain why Mr. Li received no compensation for his services during the period November 13, 2006 to March 31, 2007.

Response:
Mr. Li’s total compensation for his services during the period from November 13, 2006 to March 31, 2007 was less than $100,000. Pursuant to Instruction 1 to Item 402(a)(2) of Regulation S-B, no disclosure need be provided for any executive officer other than the principal executive officer, whose total compensation does not exceed $100,000.

In response to this comment, the Company has updated the disclosure in the Amendment.

8.	Comment:	We note that you entered into an agreement on March 21, 2006 that will require you to pay a one-time fee of $2,100,828 for the lease of 73,157 square meters of land in the Shanghai Qingpu Industrial Park District. Please tell us why you have not recorded a liability for this transaction. Without limitation, please address the probability of its approval by the local government authorities.

	Response:	Management believes that the probability of approval the lease transaction is high. However, the Company has not recorded a liability for this transaction because approval is not certain and the Company does not yet have an obligation to pay rent in connection with the proposed lease.

9.	Comment:	Please remove all reference to the SEC in your disclosures under this heading.

	Response:	In response to this comment, the Company has updated the disclosure in the Amendment to remove all references to the SEC under this heading.

10.	Comment:	We note from your response letter dated August 7, 2006 that you do not believe presentation of the condensed financial information required under Rule 5-04 of Regulation S-X would be meaningful for investors for the interim period as the share exchange occurred on March 22, 2007. However, it is unclear why you include only a condensed balance sheet for the fiscal year ended March 31, 2007. In this regard, Rule 5-04 of Regulation S-X requires condensed financial information as to financial position, changes in financial position and results of operations of the registrant as of the same dates and for the same periods for which audited consolidated financial statements are required. Please revise your presentation accordingly or otherwise advise why you believe your presentation is appropriate. Additionally, please address your inclusion of unaudited condensed financial statements.

	Response:	In response to this comment as well as our telephone conversations with the SEC examiner and accounting examiner, the Company has included unaudited condensed consolidated financial statements for the Company, which is solely a holding company, for the most recently ended fiscal year and for the most recently concluded fiscal quarter, ended June 30, 2007.

11.	Comment:	Please explain why the condensed financial statements are not included in your Form 10-KSB for the fiscal year ended March 31, 2007.

	Response:	The Company will amended its annual report on Form 10-KSB to include the condensed financial statements.

12.	Comment:	We note that the name of your law firm has changed since you originally filed Exhibits 5.1 and 23.3. Please obtain and file new exhibits that reflect the new name of your law firm.

	Response:	New Exhibits 5.1 and 23.3 have been filed with the name of Kirkpatrick & Lockhart Preston Gates Ellis LLP.

13.	Comment:	Please make the applicable changes to the Form 10-KSB as they relate to the comments issued for the Form SB-2.

	Response:	The Company will make applicable changes to the Form 10-KSB as they relate to the comments issued for the Form SB-2.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Sincerely,

/s/ Eric Simonson

Eric Simonson
cc: Mr. Song Jinan, China-Biotics, Inc.